ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

VIA EDGAR

May 13, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Pamela Long

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. Registration Statement on Form S-1 File No. 333-153849

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Partnership”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1 to 9:30 a.m. Eastern daylight time on May 18, 2009, or as soon as practicable thereafter.

Pursuant to your letter to the Partnership of October 31, 2008, in connection with this request for acceleration of effectiveness, the Partnership acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.

By:	ICON GP 14, LLC, Its General Partner

By:	/s/ Joel S. Kress
Joel S. Kress
Executive Vice President – Business and Legal Affairs

cc:  Deborah S. Froling, Esq., Arent Fox LLP